EXHIBIT 99.1

Descartes Sets Date of Results Announcement for Third Quarter of Fiscal Year 2006

WATERLOO, ONTARIO, November 2, 2005— The Descartes Systems Group Inc. (Nasdaq: DSGX)(TSX: DSG), a leading provider of on-demand delivery management solutions and services for transportation, logistics, manufacturing, retail and distribution enterprises, today announced that it will report its third quarter fiscal year 2006 financial results on Thursday, December 1, 2005 before market open. Company management will discuss the results and expectations regarding the business in a live conference call and audio webcast with the financial community at 8 a.m. ET that same day.

Interested parties may listen to the audio webcast via the Descartes website at www.descartes.com/investors or can dial-in to the conference call at 800-811-0667 or 913-981-4901. Please log in or dial in, as applicable, approximately 10 minutes prior to the time the conference call is scheduled to begin.

Replays of the conference call will be available in two formats immediately following the completion of the conference call. A telephone replay will be accessible for 24 hours by dialing 888-203-1112 or 719-457-0820 and quoting passcode number 2254162. An archived replay of the webcast will also be available through the Descartes website at http://www.descartes.com/investors.

About Descartes

The Descartes Systems Group Inc. is a leading provider of on-demand delivery management solutions for transportation, logistics, manufacturing, retail and distribution enterprises. Descartes delivers trading partner connectivity and document exchange, route planning, wireless dispatch, rate management, inventory and asset visibility, transportation management and warehouse optimization solutions for industries such as retail, consumer goods, manufacturing, transportation, distribution and third-party logistics. Descartes offers solutions that can be deployed as traditional applications or as a service to help customers optimize and gain real-time control of their inventory, logistics assets and mobile workforce. Descartes solutions are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

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Contact Information:
Mary Meldrum
Tel: (519) 746-6114, ext. 2577
investor@descartes.com